October 5, 2015

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BG Staffing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-36704

Ladies and Gentlemen:

Set forth below is the response of BG Staffing, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2015 regarding the Company’s Form 10-K filed on March 2, 2015. In this letter, we have recited the Staff’s comment in bold type and have followed the comment with the Company’s response.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

Please expand your revenue recognition policy to discuss more specifically how you recognize revenue for your temporary staffing services. Your response should also include your analysis of gross versus net considerations pursuant to FASB ASC 605-45-45.

Company Response

Based upon review of the key indicators detailed in ASC 605-45, “Revenue Recognition – Principal Agent Considerations,” we have determined that our circumstances are most consistent with the functions of a principal. As such, gross revenue reporting is the appropriate treatment.

Following are the key indicators for gross revenue reporting identified in ASC 605-45 that apply to us:

•
The entity is the primary obligor in the arrangement –we are responsible for fulfillment, including the acceptability of the services ordered by the customer. We are the primary obligor in our transactions as we negotiate and enter into contracts with each of our customers. If the needs of the customer are not met, then we are responsible for finding replacement workers. We are also obligated to pay the worker for the time worked.

•	The entity has latitude in establishing price – we have discretion in negotiating billing rates we charge customers and we bear all pricing and margin risk.

•
The entity changes the product or performs part of the service – one of the key service offerings that we perform for our customers is that we generally act in the capacity of employer to the temporary worker. For example, we are responsible for sourcing and screening temporary workers, establishing compensation with temporary workers, administering payroll and tax withholding, and assumption of workers compensation and other insurance risks. Additionally, part of the service that we offer is the specialized knowledge in recruiting and screening workers and replacing them as needed if they are not meeting the requirements of the customer.

•	The entity has discretion in supplier selection – as noted above, we screen and select the temporary workers based on the needs of the customer.

•
The entity is involved in the determination of the product or service specifications – part of our service offering is to work with customers to define their needs and then match them with the right worker.

•
The entity has credit risk – we retain full credit risk on the amount billed to the customer. We are responsible for all billing and collection activities with customers. We pay temporary workers at regular intervals, often in advance of the customer payment. There is usually no recourse against a temporary worker if a customer does not pay its bill.

We have also reviewed the indicators for net revenue reporting identified in ASC 605-45 and determined that none apply to us as follows:

•
The entity’s supplier is the primary obligor in the arrangement – although the temporary worker is obligated to perform the services, the worker is not the primary obligor. Based on the discussion above, we contract with the customer and assume the credit risk.

•
The amount the entity earns is fixed – our pricing is unique in each transaction for the bill rates to the customers and the pay rates to the temporary workers. Our revenue is determined by negotiating with the customer based on market conditions and needs and the amounts we earn is not fixed. The company bears all pricing and margin risk.

•	The supplier has credit risk – we bear all credit risk.

We have reviewed the indicators for reimbursements received for out-of-pocket expenses incurred identified in ASC 605-45. We negotiate with our customers to reimburse the actual amount of out-of-pocket costs incurred.

Upon considering the indicators as outlined in ASC 605-45 relative to our facts and circumstances, we have concluded that gross revenue reporting is the proper accounting treatment and have determined that the out-of-pocket costs are also included in revenues with the equivalent amounts of reimbursable expenses included in cost of services.

We will expand our discussion of revenue recognition in Note 2 of the Notes to the Consolidated Financial Statements in all future filings to explain our policy and determination in greater depth. Our proposed disclosure is included below:

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company derives its revenues from four segments: commercial, multifamily, IT, and finance and accounting. The Company provides temporary and consultant staffing and permanent placement services. Revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. Reimbursements, including those related to out-of-pocket expenses, are also included in revenues, and equivalent amounts of reimbursable expenses are included in cost of services.

The Company and its customers enter into agreements that outline the general terms and conditions of the staffing arrangement. Revenue is recognized as services are performed and associated costs have been incurred. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified workers, (ii) has the discretion to select the workers and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues — Temporary and consultant staffing revenues are recognized when the services are rendered by the Company’s temporary workers or consultants. The Company assumes the risk of acceptability of its workers to its customers.

Permanent placement staffing revenues — Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company estimates the effect of permanent placement candidates who do not remain with its customers through the guarantee period (generally 90 days) based on historical experience. Allowances are established to estimate these losses. Fees to customers are generally calculated as a percentage of the new worker’s annual compensation. No fees for permanent placement services are charged to employment candidates.

*****

We fully acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (972) 692-2422 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Dan Hollenbach

Dan Hollenbach
Chief Financial Officer and Secretary
BG Staffing, Inc.